

Mail Stop 3561

November 8, 2010

<u>Via U.S. Mail</u>

Mr. Robert A. Halmi, Jr., Chief Executive Officer
RHI Entertainment, Inc.
1325 Avenue of the Americas
New York, New York 10019

      Re: RHI Entertainment, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed March 26, 2010
              File No. 001-34102

Dear Mr. Halmi:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Linda Cvrkel
              Branch Chief